February 1, 2011

Via EDGAR

John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: American Eagle Outfitters, Inc.

Comment Letter dated January 24, 2011

Form 10-K for the Fiscal Year Ended January 30, 2010

Filed March 26, 2010

File No. 001-33338

Dear Mr. Reynolds:

American Eagle Outfitters, Inc. (the "Company") respectfully responds to the comments in your letter dated January 24, 2011 as set forth below.

General

Comment:

We note that you have not included all of the exhibits to Exhibit 10.1 to your Form 8-K filed on November 29, 2010. Please confirm that you will file a complete copy of this exhibit with your next Exchange Act periodic report.

Response:

The Company filed as Exhibit 10.1 to its Form 8-K filed on November 29, 2010 (the "November 29, 2010 Form 8-K"), the executed Retirement Agreement between the Company and Joseph Kerin, dated November 24, 2010 (the "Retirement Agreement"). The Retirement Agreement included three (3) exhibits as follows:

1. Paragraph 3 to the Retirement Agreement references a General Release as Exhibit A to the Retirement Agreement (the "General Release"). The General Release was included in Exhibit 10.1 to the November 29, 2010 Form 8-K.

2. Paragraph 8 to the Retirement Agreement references a 409A Addendum signed on December 25, 2008 (the "409A Addendum") as Exhibit A to the Retirement Agreement. The form of the 409A Addendum was filed on December 23, 2008 as Exhibit 10.3 to the Company's Form 8-K dated December 17, 2008.

3. Paragraph 12 to the Retirement Agreement references an RSU Confidentiality, Non-Solicitation, Non-Competition And Intellectual Property Agreement signed on March 17, 2009 (the "RSU Confidentiality Agreement") as Exhibit B to the Retirement Agreement. The RSU Confidentiality Agreement is substantially identical to the Company's Long Term Incentive Compensation Plan Confidentiality, Non-Solicitation, Non-Competition and Intellectual Property Agreement (the "LTICP Confidentiality Agreement"). The form of the LTICP Confidentiality Agreement was filed on May 23, 2008 as Exhibit 10.1 to the Company's Form 8-K dated May 20, 2008. We will also file a form of the RSU Confidentiality Agreement as an exhibit to our Form 10-K for the fiscal year ended January 29, 2011.

As requested, the Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the foregoing or require further information, please contact the undersigned at (412) 432-3373.

Thank you for your assistance with this matter.

Very truly yours,

/s/ Neil Bulman, Jr.
Neil Bulman Jr.
Vice President and General Counsel